October 4, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: J. Elizabeth Packebusch

Re:         Avalon Acquisition Inc.

Registration Statement on Form S-1

File No. 333-253654

Dear Ms. Packebusch:

As the underwriter of the proposed offering of Avalon Acquisition Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Tuesday, October 5, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through October 4, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated October 1, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Head of
Investment Banking

cc:	Wei Wang, Esq., Ellenoff Grossman & Schole LLP
William N. Haddad, Esq., Venable LLP

[Underwriter Signature Page to Acceleration Request]